Mail Stop 4561

June 12, 2008

Dennis K. Knapp
Chief Financial Officer
Avanade Inc.
2211 Elliott Avenue
Suite 200
Seattle, WA 98121

> **Re: Avanade Inc.**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2007**
> **Filed November 21, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **February 29, 2008**
> **Filed April 14, 2008**
> **File No. 000-51748**

Dear Mr. Knapp:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant